

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Matthew J. Bromberg
Chief Executive Officer
ETF Managers Group Commodity Trust I
350 Springfield Avenue, Suite 200
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 5, 2024**
> **File No. 333-266945**

Dear Matthew J. Bromberg:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please revise your disclosures throughout the filing to clarify whether the replacement of the Sponsor has taken place yet and the date that the Sponsor replacement has been, or will be, effectuated. In this regard, please revise to address the following points:
  •   We note that you have included bracketed dates indicating the date on which the Sponsor replacement occurred. See the prospectus cover page and page 1 of the prospectus summary. To the extent that the Sponsor replacement has been effectuated, please revise to complete the bracketed dates.
  •   Alternatively, to the extent that the Sponsor replacement has not occurred yet, please clarify the date on which you expect the replacement will occur, including whether the replacement will occur prior to the effectiveness of this post-effective amendment. In this regard, on one hand, we note that: (i) on the facing page you include ETF Managers Capital LLC ("ETFMC") as an agent for service and the address of ETFMC as the address of your principal executive office, (ii) the signature

page identifies ETFMC as the Sponsor, and (iii) on December 28, 2023 you filed a Rule 424(b)(3) prospectus disclosing that "[i]t is expected that the Sponsor Replacement will occur during the first quarter of 2024, subject to certain conditions, including, but not limited to, a post-effective amendment to the Fund's registration statement being declared effective by the SEC." On the other hand, we note that your disclosure throughout the filing refers to ETFMC as the "Former Sponsor."

Please revise to clarify or reconcile your disclosures, as appropriate.

2. Please revise throughout your filing to ensure that you correctly reference the name of the Trust of which the Fund is a series. In this regard, the facing page of this registration statement identifies the Trust as "ETF Managers Group Commodity Trust I," while the prospectus cover page identifies the Trust as "Amplify Commodity Trust." Please revise to clarify or reconcile your disclosure, as appropriate.

3. We note that on December 28, 2023, you filed a Form 8-K disclosing that ETF Managers Capital LLC, as the sponsor of the Trust, entered into an agreement to resign as sponsor to the Trust and transfer its role as the sponsor to Amplify Investments LLC. In an appropriate section, please revise to discuss the material terms of this agreement and file it as an exhibit to the registration statement.

4. Please complete and update all information that is currently in brackets or missing in the filing, including exhibits.

Prospectus Summary, page 1

5. Please revise the prospectus summary to disclose, consistent with the fourth risk factor on page 16, that the Sponsor has no experience operating a commodity pool or trading other commodity accounts, and, as a result, the operation and performance of the Fund may be adversely affected by this lack of experience.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Eric Simanek